UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)
(Amendment No. 4)*

Pampa Energía S.A.
(Name of Issuer)

Pampa Energy Inc.
(Translation of Issuer’s Name into English)

Common stock, par value Ps. 1.00 per share
(Title of Class of Securities)

697660207 **
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** There is no CUSIP number assigned to the Common Shares. CUSIP number 697660207 has been assigned to American Depositary Shares (the “ADSs”), each of which represents 25 Common Shares. The ADSs are listed on the New York Stock Exchange.

CUSIP No. 697660207	SCHEDULE 13G	Page 2 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PointState Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 42,492,650 Common Shares.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 42,492,650 Common Shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,492,650 Common Shares.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%
12	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 697660207	SCHEDULE 13G	Page 3 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Zachary J. Schreiber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 42,492,650 Common Shares.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 42,492,650 Common Shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,492,650 Common Shares.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 697660207	SCHEDULE 13G	Page 4 of 8

Item 1(a)	Name of Issuer:

The name of the issuer is Pampa Energía S.A., a sociedad anónima organized under the laws of the Republic of Argentina (the “Company”).

Item 1(b)	Address of Issuer's Principal Executive Offices:

The Company’s principal executive offices are located at Maipú 1, C1084ABA, City of Buenos Aires, Argentina.

Item 2(a)	Name of Person Filing:

This statement is filed by:

(i) PointState Capital LP, a Delaware limited partnership (“PointState”), which is managing member of PointState Argentum LLC, a Delaware limited liability company and investment manager to PointArgentum Master Fund LP, a Cayman Islands exempted limited partnership (“PointArgentum”); and

(ii) Zachary J. Schreiber (“Mr. Schreiber”), the managing member of (1) PointState Capital GP LLC, a Delaware limited liability company (“PointState GP”) and the general partner of PointState, and (2) PointState Holdings LLC, a Delaware limited liability company (“PointState Holdings”) and the managing member of PointArgentum Holdings LLC, a Delaware limited liability company and the general  partner of PointArgentum. PointState and Mr. Schreiber are hereinafter sometimes collectively referred to as the “Reporting  Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b)	Address or Principal Business Office:

The address of the business office of each of the Reporting Persons is care of PointState Capital LP, 40 West 57th Street, 25th Floor, New York, NY 10019.

Item 2(c)	Citizenship:

PointState is organized under the laws of the State of Delaware. Mr. Schreiber is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:

Common stock, par value Ps. 1.00 per share (the “Common Shares”).

CUSIP No. 697660207	SCHEDULE 13G	Page 5 of 8

Item 2(e)	CUSIP Number:

697660207

Item 3	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☐	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☒

CUSIP No. 697660207	SCHEDULE 13G	Page 6 of 8

Item 4	Ownership:

All calculations of percentage ownership herein are based on a total of 1,664,597,314 Common Shares issued and outstanding as of February 11, 2020, based upon disclosures on the Company’s website and in the Company's SEC filings as of such date.

A.	PointState

(a) Amount beneficially owned: 42,492,650 Common Shares.

(b) Percent of class: 2.6%

(c) (i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 42,492,650 Common Shares.

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 42,492,650 Common Shares.

B.	Mr. Schreiber

(a) Amount beneficially owned: 42,492,650 Common Shares.

(b) Percent of class: 2.6%

(c) (i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 42,492,650 Common Shares.

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 42,492,650 Common Shares.

(i) PointState, the managing member of PointState Argentum LLC, which is the investment manager of PointArgentum; and (ii) Mr. Schreiber, who serves as managing member of PointState GP and PointState Holdings LLC, may, within the meaning of Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder, be deemed to beneficially own the Common Shares (and/or ADSs) held directly or indirectly by PointArgentum.

CUSIP No. 697660207	SCHEDULE 13G	Page 7 of 8

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of the dividends from, or proceeds from the sale of, the securities reported in this Schedule 13G.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

See Item 2.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 697660207	SCHEDULE 13G	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2020

ZACHARY J. SCHREIBER, individually, as managing member of PointState Capital GP LLC, the general partner of PointState Capital LP, and as managing member of PointState Holdings LLC.

By:	/s/ Zachary J. Schreiber
Name:	Zachary J. Schreiber